**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549


**FORM 8-K**

**CURRENT REPORT**
Pursuant to Section 13 OR 15(d) of The Securities Exchange
Act of 1934

Date of Report (Date of earliest event reported) January 29, 2004
                                                   ----------------
SJW Corp.
-------------------------------------------------------------------
(Exact name of registrant as specified in its charter)
-------------------------------------------------------------------


California                    1-8966              77-0066628
-------------------------------------------------------------------
(State or other jurisdiction   (Commission          (IRS Employer
   of incorporation)           File Number)       Identification No.)

   374 W. Santa Clara Street, San Jose, California       95196
-------------------------------------------------------------------
(Address of principal executive offices)             (Zip Code)

Registrant's telephone number, including
area code                                         (408) 279-7800
                                                 ----------------------
                     Not Applicable
-------------------------------------------------------------------
   (Former name or former address, if changed since last report)

Item 5.  Other Events and Regulation FD Disclosure.

     On January 29, 2004, SJW Corp.'s Board of Directors announced the increase of its common stock dividend and a three-for-one stock split on SJW Corp. common stock.  A copy of the press release announcing the stock split is attached as Exhibit 99.1 hereto and incorporated into this Form 8K by reference.


Item 12.  Results of Operations and Financial Condition.

     On January 29, 2004, SJW Corp. announced its financial results for the fourth quarter ended December 31, 2003.  A copy of the press release announcing these financial results is attached as Exhibit 99.2 hereto and incorporated into this Form 8-K by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        SJW Corp.
                                        ----------------------------


February 2, 2004                        /s/ Angela Yip
--------------------                    ----------------------------
                                        Angela Yip,
                                        Chief Financial Officer
                                        and Treasurer


EXHIBIT INDEX

Exhibit
Number                      Description of Document
--------                    -----------------------

99.1  Press Release issued by SJW Corp., dated January 29, 2004,
      announced SJW Corp. increased its common stock dividend
      and announced three-for-one common stock split

99.2  Press Release issued by SJW Corp., dated January 29, 2004,
      announced 4th Quarter and Record 2003 Financial Results.

**PRESS RELEASE** **EXHIBIT 99.1**

**Wire Release - National Circuit**
**For Release at 5:00 P.M. (Pacific Time)**



**January 29, 2004** **Richard Balocco** **(408) 279-7933**
**San Jose, California** **V.P. Corporate Communication**

**SJW CORP. (AMEX: SJW) INCREASES ITS COMMON STOCK DIVIDEND AND ANNOUNCES THREE-FOR-ONE COMMON STOCK SPLIT**

**SAN JOSE, CA, January 29, 2004 - SJW Corp. (AMEX:SJW) announced that its Board of Directors at its meeting today approved a $0.15 per share increase in the annual dividend to $3.06 per share. A quarterly dividend of $0.765 per share is payable on March 1, 2004 to shareholders of record on February 9, 2004.**

**Additionally, SJW Corp.'s Board of Directors has approved in its meeting today a three-for-one split on SJW Corp. common stock. As a result of the stock split, shareholders of record on February 10, 2004 will receive two additional common shares for every share held on that date. The additional shares will be mailed or delivered on or about March 1, 2004 by the company's transfer agent, Equiserve. Upon completion of the split, the number of common shares outstanding will be approximately 9,135,000. The dividend payment announced above did not reflect the three-for-one stock split.**

**SJW Corp. is a publicly traded holding company headquartered in San Jose, California. SJW Corp., through its subsidiary San Jose Water Company, provides water service to a population of approximately one million people in the City of San Jose and nearby communities.**

This press release may contain certain forward-looking statements including but not limited to statements relating to SJW Corp.'s plans, strategies, objectives, expectations and intentions, which are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SJW Corp. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. SJW Corp. undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

PRESS RELEASE EXHIBIT 99.2

Wire Release - National Circuit
For Release at 5:30 P.M. (Pacific Time)



January 29, 2004 Richard Balocco (408) 279-7933
San Jose, California V.P. Corporate Communication

**SJW CORP. (AMEX: SJW) ANNOUNCES FOURTH QUARTER AND RECORD 2003 FINANCIAL RESULTS**

SAN JOSE, CA, January 29, 2004 - SJW Corp. (AMEX:SJW) announced record earnings for the year ended December 31, 2003 of $18.7 million compared to $14.2 million for the same period in 2002. The increase was due primarily to the sale of a non-utility property and earnings from its utility operation.

Fourth Quarter 2003

SJW Corp.'s basic earnings per common share for the quarter ended December 31, 2003, adjusted for the three-for-one common stock split announced by the SJW Corp. earlier today, were $0.33 per share compared to $0.30 per share, as adjusted, for the same quarter in 2002.

Customer demand in the fourth quarter of 2003 was lower than the same period in 2002 by approximately 4%. Operating revenue for the fourth quarter of 2003 was $34,639,000 versus $33,085,000 for the same period in 2002, representing an increase of $1,554,000 or 5%. Approximately $1,226,000 of the total revenue increase was primarily attributable to cumulative rate increases of 8% in its utility operation.

Total water production costs for the fourth quarter of 2003 consisting of purchased water, power and pump taxes, decreased $291,000, or 2% from the fourth quarter of 2002. The decrease was primarily attributable to reduced water production costs of $494,000 due to lower customer demand and $856,000 due to greater availability of less costly surface water, partially offset by the increases in the cost of purchased water and pump tax of $1,059,000. Total quarterly operating expenses for the fourth quarter of 2003, excluding water production costs and income taxes, increased $1,038,000 or 8% from 2002. SJW Corp. experienced increases principally of: $446,000 in salaries and related costs, $283,000 in pension costs primarily as a result of

the decline in market value of retirement trust assets, and $323,000 in depreciation expense primarily on added utility plant. Income tax expense for the fourth quarter of 2003 was higher in comparison to the same period of 2002 due to higher earnings in 2003.

Year ended December 31, 2003

Earnings per common share for the year ended December 31, 2003, as adjusted for the three-for-one common stock split, were $2.04 compared to $1.56, as adjusted, for the year ended 2002. The increase in year-to-date earnings was mainly due to the sale of a non-utility property in the first quarter of 2003, which resulted in an after-tax gain of $3,030,000, or $0.33 per share as adjusted.

Operating revenue for the year ended December 31, 2003 was $149,732,000 versus $145,652,000 for 2002. The increase of $4,080,000 in operating revenue was mainly due to the above-mentioned cumulative rate increases in its utility operation.

Total water production costs for 2003 decreased $4,048,000, or 6% from 2002 primarily due to reduced water production costs of $3,742,000 as a result of lower customer demand and $3,879,000 due to greater availability of less costly surface water, partially offset by the increases in the cost of purchased water, and pump tax of $3,573,000. Year-to-date operating expenses, excluding water production costs and income taxes, increased $4,861,000 from 2002. The increases consisted principally of: $1,326,000 in salaries and related costs, $1,131,000 in pension costs for reasons explained above, $1,212,000 in depreciation expense on added utility plant, $645,000 in taxes other than income taxes and $980,000 in insurance related costs. Income tax expense for 2003 was higher in comparison to 2002 due to higher earnings in 2003.

For the twelve months ended December 31, 2003, the changes in other comprehensive income included an adjustment of $2,434,000 on an increase in the market value of investment in California Water Service Group, offset by an increase of $399,000 in comprehensive loss associated with the minimum pension liability of the pension plans.

SJW Corp. is a publicly traded holding company headquartered in San Jose, California. SJW Corp., through its subsidiary San Jose Water Company, provides water service to a population of approximately one million people in the City of San Jose and nearby communities.

This press release may contain certain forward-looking statements including but not limited to statements relating to SJW Corp.'s plans, strategies, objectives, expectations and intentions, which are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SJW Corp. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  SJW Corp. undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

SJW Corp.
Condensed Consolidated Statements of Income and Comprehensive Income
(Unaudited)
(thousands of dollars, except share data)

|  | Three Months Ended December 31 | | Twelve Months Ended December 31 | |
|  | 2003 | 2002 | 2003 | 2002 |
| --- | --- | --- | --- | --- |
| Operating revenue | $34,639 | 33,085 | $149,732 | 145,652 |
| Operating expense: | | | | |
|   Operation: | | | | |
|     Purchased Water | 8,417 | 9,054 | 36,708 | 38,228 |
|     Power | 1,036 | 1,309 | 5,296 | 6,805 |
|     Pump Tax | 4,164 | 3,545 | 17,931 | 18,950 |
|     Other | 7,091 | 6,333 | 28,306 | 25,154 |
|   Maintenance | 1,979 | 2,055 | 7,724 | 7,866 |
|   Property taxes and other | | | | |
|     Nonincome taxes | 1,261 | 1,228 | 5,065 | 4,420 |
|   Depreciation and | | | | |
|     amortization | 3,829 | 3,506 | 15,225 | 14,013 |
|   Income taxes | 2,027 | 1,986 | 10,523 | 9,658 |
| Total operating expense | 29,804 | 29,016 | 126,778 | 125,094 |
| Operating income | 4,835 | 4,069 | 22,954 | 20,558 |
| Other income (expense): | | | | |
|   Gain on sale of non-utility | | | | |
|     property, net of tax | – | – | 3,030 | – |
|   Long-term debt interest | | | | |
|     and other, net | (1,833) | (1,353) | (7,307) | (6,326) |
| Net income | $ 3,002 | 2,716 | $ 18,677 | 14,232 |
| Other comprehensive | | | | |
|   income (loss), net | 632 | (1,539) | 2,035 | (1,682) |
| Comprehensive income | $ 3,634 | 1,177 | $ 20,712 | 12,550 |
| Earnings per share | | | | |
|   – Basic | $  0.33 | 0.30 | $   2.04 | 1.56 |

| | | | | |
|---|---|---|---|---|
| – Diluted | $ 0.33 | 0.30 | $ 2.04 | 1.56 |
| Comprehensive income per share | | | | |
| – Basic | $ 0.40 | 0.13 | $ 2.27 | 1.37 |
| – Diluted | $ 0.40 | 0.13 | $ 2.26 | 1.37 |
| Dividends per share | $ 0.24 | 0.23 | $ 0.97 | 0.92 |
| Weighted average Shares outstanding | | | | |
| – Basic | 9,135,441 | 9,135,441 | 9,135,441 | 9,135,441 |
| – Diluted | 9,170,187 | 9,135,441 | 9,148,476 | 9,135,441 |

Per share/share information presented reflect a three-for-one stock split announced by SJW Corp.'s Board of Directors on 1/29/04.

# SJW Corp.
## Condensed Consolidated Balance Sheets
### (Unaudited)
### (thousands of dollars)

| | Dec 31 2003 | Dec 31 2002 |
|---|---|---|
| ASSETS | | |
| Utility Plant | $583,709 | $541,919 |
| Less accumulated depreciation and amortization | 174,985 | 161,576 |
| Net utility plant | 408,724 | 380,343 |
| Nonutility property, net | 27,629 | 10,487 |
| Current assets: | | |
| Cash and equivalents | 10,036 | 324 |
| Accounts receivable and accrued utility revenue | 15,043 | 16,721 |
| Prepaid expenses and other | 2,019 | 1,654 |
| Total current assets | 27,098 | 18,699 |
| Other assets: | | |
| Investment in California Water Service Group | 30,139 | 26,014 |
| Investment in joint venture | 1,110 | 1,144 |
| Regulatory assets | 7,976 | 6,013 |
| Other | 9,041 | 10,523 |
| | $511,717 | $453,223 |
| CAPITALIZATION AND LIABILITIES | | |
| Capitalization: | | |
| Common stock and additional paid-in capital | $ 22,891 | $ 21,873 |
| Retained earnings | 138,058 | 128,242 |
| Accumulated other comprehensive income | 5,419 | 3,384 |
| Shareholders' equity | 166,368 | 153,499 |

| | | |
|---|---:|---:|
| Long-term debt | 139,614 | 110,000 |
| | -------- | ------- |
| Total capitalization | 305,982 | 263,499 |
| Current Liabilities: | | |
| Line of credit | - | 11,450 |
| Accounts payable | 5,441 | 3,525 |
| Other current liabilities | 9,635 | 8,625 |
| | -------- | ------- |
| Total current liabilities | 15,076 | 23,600 |
| Deferred income taxes and credits | 38,207 | 29,704 |
| Advances for and contributions in aid of construction | 141,122 | 126,714 |
| Other noncurrent liabilities | 11,330 | 9,706 |
| | -------- | ------- |
| | $511,717 | $453,223 |
| | ======== | ======== |